UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 26, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q1_2023

26th April 2023

Christel Heydemann
CEO

Jean-Michel Thibaud
Executive Director Finance, Performance and Development (interim)

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 29 March 2023 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 30 March 2023 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
Q1 2023 highlights



Q1 Key highlights

Value push
on track

Spain
back to Retail revenue growth
with Europe consolidating growth momentum

Execution in action
Orange Business recovery plan ongoing

EU green light for Voo takeover

Orange Money
back to double-digit growth territory

Q1 results
consistent with FY guidance
EBITDAaL up
eCapex decrease

Q1 2023 financial achievements

Paving the way to FY guidance

Revenue **€10.6bn** △ **+1.3%** +€135m yoy

EBITDAaL **€2.6bn** △ **+0.5%** +€14m yoy

eCapex **€1.5bn** ▽ **-4.9%** -€77m yoy

Q1 2023 revenue evolution per activity (yoy in €m)



+€135m
10,484
+2.8%
219
-136
-7.7%
+9.5%
71
-19
10,619
Q1 22 cb
Retail services
Wholesale
Equipment sales
Others
Q1 23

Q1 2023 revenue growth per segment (yoy in €m)



+1.3%
10,484
-78
-1.8%
+3.8%
102
+9.1%
141
-14
-0.7%
+8.1%
13
-29
10,619
Q1 22 cb
France
Europe
MEA
Enterprise
Totem
Others
Q1 23

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Section Two
Business Review



Q1 2023 France

Retail services continued growth to be further fuelled by price increases

in €m	Q1 23	Q1 22 cb	yoy cb
Revenues	**4,307**	**4,386**	**-1.8%**
Retail services	2,751	2,733	+0.6%
Wholesale	1,100	1,193	-7.8%
Equipment sales	307	285	+7.7%

+2.1%
Q1 Retail services growth excl. PSTN

Broad-based price increase to partly offset cost inflation:

Customers notifications = **Churn as expected**
Q1 2023

Effective price increases = **Value push**
From Q2 2023

CONVERGENCE

ARPO **€72.1** **+€1.5** yoy

Q1 convergent service revenues
+2.8% yoy

>50% broadband B2C customer base is convergent

FIXED

-21k FBB net adds Q1 o/w:

+287k **FTTH net adds**

50% FTTH adds* are new Orange customers

MOBILE

Quarterly mobile churn rate :
12.0% in Q1 23 (+0.8pt yoy)

+3K Mobile contract net adds Q1 excl. M2M

*gross adds + migrations

Q1 2023 Europe
Growth acceleration

in €m	Q1 23	Q1 22 cb	yoy cb
Revenues	**2,739**	**2,637**	**+3.8%**
Retail services	1,869	1,804	+3.6%
Wholesale	398	430	-7.4%
Equipment sales	426	363	17.4%

Mobile contract net adds* -12k
FBB net adds - 46k o\w FTTH net adds +82k
* excl. M2M

Q1 Revenue **growth** (in €m)



+3.8%
2,637
+2.8%
+32
+4.6%
+70
2,739
Q1 22 cb
Spain
Other European Countries
Q1 23

Retail services yoy growth acceleration fuelled by price moves



-0.1%
+3,6%
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23

Convergent service revenues
+4.2% yoy

Mobile service revenues
+3% yoy

Q1 2023 Spain

3rd consecutive quarter of growth

in €m	Q1 23	Q1 22 cb	yoy cb
Revenues	**1,164**	**1,132**	**+2.8%**
Retail services	794	785	+1.2%
Wholesale	192	197	-2.5%
Equipment sales	177	150	+18.0%

Convergence net adds -30k FBB net adds -12k

Mobile contract net adds* +45k FTTH net adds +9k

Retail back to growth (yoy) fuelled by **convergent ARPO**



3,5%
1,2%
-0,3%
-4,0%
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23
Retail service revenues yoy
Convergent ARPO yoy

All **churns down** yoy

- -0.9pp Convergence churn
- -1.2pp FBB churn
- -3.8pp Mobile contract* churn

Proactive **value management**

Orange portfolio **reshuffling** + **Jazztel** Push on value added services + 5G + **B2B** growth

associated with **strict promotional policy**

* excl. M2M

Q1 2023 Africa & Middle East

Strong double-digit growth from our 4 drivers

in €m	Q1 23	Q1 22 cb	yoy cb
Revenues	**1,699**	**1,558**	**+9.1%**
Retail services	1,509	1,379	+9.4%
Wholesale	158	146	+8.4%
Equipment sales	23	26	-11.2%

Orange Money

Back to double-digit growth

yoy revenue growth:



+20.7%
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23

30m active* customers +22% yoy

Data

+19% Q1 yoy revenue growth

54m 4G customers
+17% yoy

FBB

+18% Q1 yoy revenue growth

2.9m FBB customers
+22% yoy

B2B

+15% Q1 yoy revenue growth

*at least one transaction per month

Q1 2023 Enterprise

Recovery plan ongoing

in €m	Q1 23	Q1 22 cb	yoy cb
Revenues	**1,951**	**1,965**	**-0.7%**
Fixed only services	828	886	-6.5%
IT & integration services	872	828	+5.3%
Mobile	251	251	-0.3%

IT&IS business more or less offsetting legacy decline



+0.8%
-1,1%
0,0%
+0,9%
-0,7%
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23

Recovery plan in progress

Simplify

- **Streamlined organisation** effective since January
- Discussions underway with trade unions on a collective **voluntary redundancy agreement exclusively** in legacy business

Accelerate in Digital

- **Reskilling** program started
- c.**800 hirings in Digital Services*** to be conducted

Digital services* order intake
+21% yoy

Digital & Data revenues
+13% yoy

Orange Cyberdefense

- **800 cybersecurity experts** to be recruited

Cybersecurity revenues
+10% yoy

*combination of Cloud and Digital & Data

Section Three
Guidance



Guidance 2023 fully confirmed

	2023
EBITDAaL yoy, cb	Slight growth
eCAPEX yoy, cb	Strong decrease
Organic Cash Flow (telecom)	≥ €3.5bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term
Dividend*	€0.72 payable in 2024

The guidance does not include any M&A transaction that has not yet been finalised.
* Independent from any scope evolution. Subject to AGM's approval.